

SECURITIES AND EXCHANGE COMMISSION

05040973

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-49004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2004** and ending **December 31, 2004**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Harrison Trading Group, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
601 S. LaSalle Street, Suite 200
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Jennifer M. Wiercioch 312-327-4152
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*


VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

Members
Harrison Trading Group, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Harrison Trading Group, LLC as of December 31, 2004, and the related statement of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrison Trading Group, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Chicago, Illinois
January 26, 2005

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

HARRISON TRADING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$ 134,951
Deposits with clearing organization	500,000
Interest and dividends receivable, net	249,904
Receivable from broker-dealers and clearing organizations	1,265,951
Securities owned	376,266,340
Due from employee	400,000
Memberships in exchange, at cost, market value $4,509,000	1,778,500
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $838,567	271,359
Deposit with clearing organization	60,000
TOTAL ASSETS	$ 380,927,005

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities sold, not yet purchased, at market value	$ 365,647,647
Accrued expenses	26,488
Long-term notes payable	69,769
Total Liabilities	365,743,904
MEMBERS' EQUITY	
Members' Equity	15,183,101
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 380,927,005

See notes to financial statements.

NOTE 1 - Nature of Operations

Harrison Trading Group, LLC (formerly known as Alpart Trading, L.P.) (the "Company") is a proprietary trading firm employing numerous strategies, including options and futures market-making and position trading and market-neutral, risk and statistical arbitrage. Trading takes place on the floors of various exchanges, as well as through both brokers and electronic direct-trading platforms. Instruments traded include equities, index options, futures and options. The respective profits and losses from these activities are directly allocated to specific members.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Illinois. The Company's operating agreement continues indefinitely. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheet.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trading gains and losses are specifically allocated to individual members' capital accounts and are included net in the statement of operations.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost. Provisions for depreciation and amortization of furniture, equipment, and leasehold improvements are computed under the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Furniture and office equipment	5-7 years
Leasehold improvements	39 years

Depreciation and amortization expense was $196,597 for the year ended December 31, 2004.

HARRISON TRADING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the members in accordance with their respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Receivable from Broker-Dealers and Clearing Organizations

The amount receivable from broker-dealers and clearing organizations at December 31, 2004 is a net result of deposits made to the organization by the Company, interest and dividends both paid and received, and proceeds or payments resulting from investment transactions.

NOTE 4 - Note Receivable - Employee

Note receivable - employee consists of a $400,000 uncollateralized demand note receivable from one of the Company's employees, with interest at 5%.

NOTE 5 - Securities and Futures Owned and Sold, Not Yet Repurchased

Marketable securities owned and sold, not yet repurchased, consisted of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Repurchased
Corporate stocks	$ 60,458,347	$ 23,657,075
Options	315,807,993	341,476,883
Futures	-	513,689
Total	$376,266,340	$365,647,647

NOTE 6 - Note Payable-Bank

The Company has a note payable to a bank, due on demand and collateralized by an exchange membership. Interest is payable monthly at the bank's prime rate (5.75% at December 31, 2004). The outstanding balance was $69,769 at December 31, 2004.

HARRISON TRADING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 7 - Members' Equity

	Voting	Non-voting	Total
Balance at January 1, 2004	$ 3,956,798	$ 9,674,989	$ 13,631,787
Net income	(1,204,143)	12,094,617	10,890,474
Capital contributions	1,558,247	2,628,775	4,187,022
Distributions	(1,502,826)	(12,023,356)	(13,526,182)
Balance at December 31, 2004	$ 2,808,076	$ 12,375,025	$ 15,183,101

NOTE 8 - Operating Leases

The Company leases office space under an operating lease from an entity owned, in part, by one of the Company's members, that expires February 2011. The Company also is responsible for its proportionate share of real estate taxes, insurance and common area maintenance charges.

The future minimum rental payments under the non-cancelable operating lease as of December 31, 2004 for each of the next five years and in the aggregate are:

Year	Amount
2005	$ 247,873
2006	253,027
2007	258,181
2008	263,335
2009	268,489
Thereafter	319,393
Total	$1,610,298

Rent expense on this office space was $267,365 for the year ended December 31, 2004.

Additionally, the Company leases various exchange seats on a month-to-month basis. Rent expense associated with these leases was $504,563 for the year ended December 31, 2004.

NOTE 9 - Financial Instruments

Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values of over-the-counter derivative financial instruments, principally forwards and options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

NOTE 9 - Financial Instruments (cont.)

Derivatives used for economic hedging purposes include forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of that Statement are generally not applicable with respect to these financial statements.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, and securities purchased and sold. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

NOTE 10 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2004, the Company had net capital of $3,800,397, which was $3,700,397 in excess of its required net capital of $100,000.